EXHIBIT 99.1

Yamana Gold Provides 2022-2024 Guidance and an Update to Its Ten-Year Outlook Highlighting a Sustainable Production Platform With Significant Growth

TORONTO, Feb. 17, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the “Company”) herein provides 2022, 2023 and 2024 production guidance, 2022 cost guidance and an update to its ten-year outlook.

HIGHLIGHTS

  The Company is maintaining its 2022 production guidance and expects production not to be less than 1,000,000 gold equivalent ounces ("GEO")(2). For 2023, the Company is increasing its production guidance from 1,000,000 GEO(2) to 1,030,000 GEO(2). The Company sees further near-term growth continuing in 2024 with production increasing to 1,060,000 GEO(2).

  For 2022, the Company expects total cost of sales, cash costs(1) and AISC(1) not to exceed $1,215, $725 and $1,080 per GEO(2) respectively. Over the three-year guidance period, the Company is expecting the increase in GEO(2) production to have a positive impact on costs. In particular, the Company's lowest-cost operation, Jacobina, is a significant contributor to the increase in production over the guidance period, and consequently the Company anticipates this will drive down the average cost of production, improving overall margins and cash flow.

  The Company introduced a inaugural longer-term, ten-year outlook last year to demonstrate the confidence it has in the sustainability of its production platform and in the long mine lives of its assets. Exploration successes have provided significant support for the ten-year outlook and those successes underpin that outlook this year with a greater certainty than when it was first introduced. The Company expects to provide a formal update on its longer-term ten-year outlook every other year to allow more time for exploration, mineral resource conversion and evaluation of the foregoing to longer-term production plans. The Company anticipates delivering the next update to its ten-year outlook in 2023, and expects it will increase its sustainable baseline annual production at current operations from 1,000,000 GEO(2) to at least 1,050,000 GEO(2) from 2025. Further, the growth potential of 1,200,000 GEO(2) outlined in the previously announced ten-year outlook remains a conservative target with preliminary evaluations identifying a number of opportunities which together could increase production to as high as 1,500,000 GEO(2) within the ten-year outlook horizon, and could meaningfully extend the production platform beyond the ten-year timeframe. The opportunities identified for growth to reach as high as 1,500,000 GEO(2) remain within the Company's existing portfolio of assets and are exclusive of further potential growth beyond this level from MARA, Suyai and opportunities within the generative exploration portfolio.

  While the Company provides a ten-year outlook, its existing asset base has the potential to sustain production well beyond this timeframe. Canadian Malartic and Jacobina both have multi-decade mine lives, Wasamac has a strategic mine life of at least 15 years, and El Peñón and Minera Florida have a strong track record of mineral reserve replacement, and have actually grown mineral reserves in recent years. Cerro Moro also notably achieved mineral reserve replacement for the first time this year, establishing what we expect to be an ongoing trend, similar to the mineral reserves replacement cycle established at the Company’s more mature operations.

  The Company remains well-positioned to fund all exploration, expansions, projects and opportunities identified in its guidance and decade-long outlook using available cash and cash flow from operations.

Three-Year Production Guidance

The following table presents the Company's total gold, silver and GEO(2) production expectation in 2022, 2023 and 2024, which demonstrates year-over-year production growth, starting at 1,000,000 GEO(2) and increasing to 1,060,000 GEO(2) by 2024. This 3% and 6% production growth exceeds the guidance provided last year and the budgets on which that guidance was based.

Due to mine development and sequencing for 2022, the Company expects a evenly weighted production weighting between the first half and the second half of the year, instead of a stronger second half weighting as was customary in prior years. However, the first quarter is expected to be the lowest production quarter of the year, as Jacobina ramps up to 8,500 tonnes per day ("tpd") and due to the temporary disruption to operations during the first three weeks of January at Minera Florida.

The following tables present actual production for 2021 and production guidance for 2022, 2023 and 2024. While the Company provides production guidance within a range of +/- 3% by mine and overall, the following presents the production levels by year in that range which management expects to meet or exceed for the particular year.

(000's ounces)	2021 Actual	2022 Guidance	2023 Guidance	2024 Guidance
Total gold production	885	870	910	930
Total silver production	9,169	9,500	8,650	9,400
Total GEO production(2)	1,011	1,000	1,030	1,060

(000's ounces)	Gold
	2021 Actual	2022 Guidance	2023 Guidance	2024 Guidance
Canadian Malartic (50%)	357	320	330	340
Jacobina	186	195	230	230
Cerro Moro	80	95	95	95
El Peñón	176	170	165	165
Minera Florida	85	90	90	100
Total	885	870	910	930

(000's ounces)	Silver
	2021 Actual	2022 Guidance	2023 Guidance	2024 Guidance
Cerro Moro	5,582	5,300	4,400	4,450
El Peñón	3,587	4,200	4,250	4,950
Total	9,169	9,500	8,650	9,400

(000's ounces)	GEO(2)
	2021 Actual	2022 Guidance	2023 Guidance	2024 Guidance
Canadian Malartic (50%)	357	320	330	340
Jacobina	186	195	230	230
Cerro Moro	156	169	156	157
El Peñón	226	228	224	234
Minera Florida	85	90	90	100
Total	1,011	1,000	1,030	1,060

2022 Cost Guidance

The Company has assumed an expected average year-over-year consolidated cost impact in the range of 3% at its wholly owned operations, including the impact of inflation. At Canadian Malartic, costs are expected to increase over 2021 as reflected in the previously disclosed longer term mine plan, mostly due to lower production and increased strip ratio.

Cost pressures from inflation are expected to be moderate as the transitory impacts of commodity-linked consumables and COVID-related supply chain disruptions ease. At the Company’s operations, the impact of inflation on costs is expected to be partially offset by the related devaluation of local currencies, in which the majority of expenses are incurred. Furthermore, the Company has experienced a more modest exposure to inflation given the lower relative exposure to consumables at its portfolio of primarily lower tonnage underground operations and access to lower cost renewable energy versus carbon-based sources of power. At this time, the Company is not experiencing any significant inflationary pressure on capital costs, and the Company believes that its assumptions relating to forecast capital costs remain valid.

Over the three-year guidance period, the Company is expecting a 6% increase in GEO production that is anticipated to have a positive impact on consolidated costs. In particular, the Company's lowest-cost operation, Jacobina, is a significant contributor to the increase in production over the guidance period, and consequently the Company anticipates this will drive down the average cost of production, improving overall margins and cash flow.

The Company anticipates that it will continue to incur some costs in relation to COVID-19 in the near future. Total costs are expected to be approximately $10.0 million for 2022, or approximately $10 per GEO(2) sold on a consolidated basis. The bulk of the COVID-19 costs are expected at Cerro Moro and El Peñón, in relation to additional transportation, testing and sanitation requirements, at approximately $4.0 million and $3.0 million, respectively. COVID-19 costs are not included in the below disclosure as they are currently excluded from total cost of sales per GEO sold(2), cash costs(1) per GEO sold(2) and AISC(1) per GEO sold(2).

The following table presents actual costs for 2021 and cost guidance for 2022. While the Company provides cost guidance within a range of +/- 1.5% overall, with some mines having slightly wider and narrower ranges, the following presents the cost levels in those ranges which management expects to meet or be below for 2022.

	Total cost of sales per GEO sold(2)		Cash costs(1) per GEO sold(2)		AISC(1) per GEO sold(2)
	2021 Actual	2022 Guidance	2021 Actual	2022 Guidance	2021 Actual	2022 Guidance
Canadian Malartic (50%)	$1,135	$1,320	$647	$760	$901	$1,030
Jacobina	$863	$845	$566	$555	$738	$760
Cerro Moro	$1,332	$1,420	$848	$940	$1,228	$1,285
El Peñón	$1,054	$1,170	$673	$660	$932	$885
Minera Florida	$1,434	$1,280	$881	$740	$1,224	$1,135
Total(i)	$1,132	$1,215	$689	$725	$1,030	$1,080

(i)   Total AISC includes additional non-mine site specific costs primarily comprised of corporate G&A and exploration expenditures.

The following table presents expansionary capital, sustaining capital, and total exploration spending for 2021 and guidance for 2022 by mine:

	Expansionary capital		Sustaining capital		Total exploration
(In millions of US Dollars)	2021 Actual	2022 Guidance	2021 Actual	2022 Guidance	2021 Actual	2022 Guidance
Canadian Malartic (50%)	$50.1	$114.0	$69.2	$70.0	$15.9	$14.0
Jacobina	28.1	37.0	14.0	24.0	9.5	15.0
Cerro Moro	1.2	1.0	39.8	41.0	17.3	18.0
El Peñón	7.8	3.0	34.6	28.0	18.8	20.0
Minera Florida	22.6	11.0	15.2	20.0	10.0	12.0
MARA(i)	14.3	13.0	—	—	—	—
Wasamac	6.7	15.0	—	—	6.9	10.0
Other capital	0.8	3.0	0.9	2.0	—	—
Other exploration expense	—	—	—	—	10.7	6.0
Other capitalized exploration	—	—	—	—	10.6	15.0
Total	$131.6	$197.0	$173.7	$185.0	$99.7	$110.0

(i)   MARA actuals for 2021 and guidance for 2022 in this table are disclosed at the Company's 56.25% interest, and not at 100%, as consolidated and disclosed in other CAPEX tables. MARA expansionary capital is due to work associated with the advancement of the project including the feasibility study, EIA and other related work.

Approximately 60% of the Company’s expected exploration investment is capital in nature.

The following table presents other expenditure results in 2021 and expectations for 2022:

(In millions of US Dollars)	2021 Actual	2022 Guidance
Total DDA	$447.9	$500 - 520
Cash based G&A (i)	$70.8	$75.0
Cash income taxes paid (ii)	$151.0	$145 - 165

(i)   Cash based G&A excludes $4.0 million of non-cash stock based compensation expense, included in G&A as reported in the Consolidated Statements of Operations for 2021 actuals.
(ii)   2022 guidance is based on $1,800 gold price and $25.00 silver price as per guidance assumption table below.

TEN-YEAR PRODUCTION OUTLOOK

On January 25, 2021, the Company introduced its longer-term, ten-year production outlook to demonstrate the confidence it has in the sustainability of its production platform and in the long mine lives of its assets. In its inaugural outlook the Company announced a baseline annual production of 1,000,000 GEO(2) from current operations and with growth to 1,200,000 GEO(2) by approximately 2028 from its Wasamac development project.

Opportunities for Further Growth from Operating Assets and Wasamac

Since the announcement of its inaugural ten-year outlook, exploration successes have provided significant support for the outlook and those successes underpin that outlook this year with a greater certainty than when it was first introduced. The Company expects to provide a more formal update on its longer-term ten-year outlook every other year to allow more time for exploration, mineral resource conversion and evaluation of the foregoing to longer-term production plans and anticipates delivering this again in 2023 subsequent to further analysis on several longer-term growth opportunities. In its next updated outlook, the Company expects it will increase its sustainable baseline annual production at current operations from 1,000,000 GEO(2) to at least 1,050,000 GEO(2) from 2025. Further, the growth potential of 1,200,000 GEO(2) outlined in the previously announced ten-year outlook remains a conservative target as the Company has significant production upside at its operating mines and at its Wasamac project. Preliminary evaluations have identified a number of opportunities for further growth, including the potential for a Phase 4 expansion at Jacobina, the potential plant expansion and heap leach project at Cerro Moro, the addition of the new South Deeps discovery into the mine plan at El Peñón and the possible addition of a second shaft and further production from upper ore-bodies accessed by the ramp at Odyssey. At Wasamac there remains the potential for higher production levels from Wildcat, Wildcat South and the highly prospective Francoeur, Arntfield and Lac Fortune properties. Assuming all of these identified opportunities are advanced, the Company's production potential could reach up to 1,500,000 GEO within the ten-year outlook horizon, and meaningfully extend that production profile beyond the ten-year timeframe.

Additional Opportunities Not Included in the Ten-Year Outlook

The Company has additional compelling development projects in its pipeline with the potential to drive significant long-term production upside towards the end of the current decade and beyond. These include the MARA Project, one of the largest copper-gold projects in the world which Yamana owns 56.25% and which has an average annual production of 556 million pounds of copper equivalent (100% basis) during its first ten years. In addition, the Suyai Project is a large gold project in Chubut Province, Argentina, that is projected to reach production of up to 250,000 ounces annually in its first eight years. In Brazil, the Company is expanding the known oxide mineral resource base at Lavra Velha, and the deposit is being evaluated as a potential open pit prospect relying on heap leaching for recovery. Further, Jacobina Norte is a highly-prospective property that lies contiguous to and north of the Company’s prolific Jacobina mine, with preliminary results showing excellent potential for the discovery of standalone Jacobina-type mineralization and the addition of a new mine along the greenstone basin. These opportunities remain outside of the growth outlined in the ten-year outlook.

Additional details on each operation and project are provided below.

Summary of Ten-Year Outlook by Mine

Canadian Malartic and Odyssey
At Canadian Malartic, production will transition from the open pit to the underground between 2023 to 2029.
As outlined in the National Instrument 43-101 technical report, completed in March 2021, the Odyssey underground project supports a mine life to at least 2039 with annual gold production of 500,000 to 600,000 ounces when fully ramped up on a 100% basis. As of December 31, 2021, the Odyssey Project contains 2.35 million ounces of gold in Indicated Mineral Resources and 13.15 million ounces of gold in Inferred Mineral Resources on a 100% basis, of which 7.3 million ounces, or approximately 47%, is included in the technical report mine plan. Opportunities exist for supplemental production sources to increase throughput beyond the 20,000 tpd as outlined in its 2021 technical report and utilize the excess process capacity of the 60,000 tpd Canadian Malartic plant. Exploration drilling of the East Gouldie Extension and parallel structures, while widely spaced, indicate that a corridor of mineralization extends at least 1.3 kilometres to the east of East Gouldie. Although at the very early stages, these results suggest the potential for a second production shaft that could increase throughput over the longer term. Open pit and underground exploration targets within the Canadian Malartic land package present additional potential ore sources.

Wasamac
At Wasamac, the underground gold project remains on track for first gold production in the fourth quarter of 2026 and commercial production in the fourth quarter of 2027. Wasamac is designed as a modern underground operation with a small footprint and almost all surface infrastructure located on the north of Route 117 highway, away from the neighbouring community. Use of an underground conveyor, electric mining equipment and high-efficiency ventilation fans to minimize energy use and carbon emissions, with further electrification planned as new technology becomes commercially available between now and project execution. Ore will be processed through a new processing plant at a planned average throughput of 7,000 tpd and tailings will be deposited underground as paste fill and in a filtered dry-stack tailings storage facility. Following a rapid production ramp-up in its first year, Wasamac will sustain gold production of approximately 200,000 ounces per year for at least the following four years. Including the ramp-up phase, average annual production for the first five years of operation is expected to be 184,000 ounces. There is also excellent exploration potential and opportunities for higher throughput and higher recovery than currently envisaged. Ongoing exploration, including exciting targets at Wildcat, Wildcat South, Francoeur, Arntfield, and Lac Fortune, have the potential to further grow the mineral inventory which is expected to support a production platform of 200,000 ounces per year with AISC(1) below $850 per ounce over a mine life of at least 15 years.

El Peñón
At El Peñón, the Company has a high degree of confidence that it will continue to replace mineral reserves through new discoveries and infill drilling on several major veins, thereby maintaining mine life visibility for at least another ten years. The ten-year outlook assumes a processing rate between 3,500 tpd to 3,700 tpd with annual production of between 220,000 GEO(2) and 230,000 GEO(2). The plant however has a processing capacity of up to 4,200 tpd and reaching that capacity would not require any additional capital spending. This higher plant capacity processing rate could support an annual production platform of between 250,000 GEO(2) to 270,000 GEO(2) which is not currently considered in the Company's ten-year outlook. The outlook remains fully supported by mineral reserves and mineral resources. District-scale exploration work completed during the year yielded positive results, and opens up a new, large area of high exploration potential, suggesting a significant expansion of the highly productive El Peñón vein system south of the existing mine. Such expansion of the vein system could in turn meet the objective of increasing production at a site that has significant excess plant capacity. Notably, the new South Deeps discovery appears to have similar geology to the wide veins El Peñón was mining when GEO(2) production was materially higher.

Minera Florida
At Minera Florida, robust exploration results are expected to drive incremental production growth given the mine's low-cost opportunity to increase capacity at its existing processing plant. The current throughput of 74,500 has the potential to increase to 100,000 tonnes per month by 2025, which would increase annual gold production to approximately 120,000 ounces as early as 2027. Preliminary studies indicate that the capacity of the processing plant can be increased to approximately 90,000 tonnes per month with just incremental adjustments.

Cerro Moro
The Company expects production at Cerro Moro will maintain a sustainable level of 160,000 GEO(2) for the next ten-years. If the Company successfully developed both the plant expansion and heap leach projects, which represent significant upside opportunities, along with conversion of the exploration targets to mineral resources, Cerro Moro could produce at least 200,000 GEO(2) per year. This upside would be beyond the current ten-year outlook, which is expected to be sustainable from mineral reserves mine life, ongoing exploration successes and mineral reserve replacement.

Jacobina
At Jacobina, with its phased expansion strategy, the Company anticipates the mine will be a multi-decade, low-cost operation. The Phase 2 expansion will increase throughput to 8,500 tpd and raise annual production to 230,000 ounces. Beyond Phase 2, the Company plans to implement a Phase 3 expansion which, for a modest cost, would increase throughput to 10,000 tpd and raise annual production to 270,000 ounces. While Phase 3 was originally planned for 2027, the Company is considering bringing this forward given the success of Phase 2 to date and the receipt of the necessary permit. Beyond this growth incorporated in the ten-year outlook, the Company sees significant opportunities to grow its regional presence and continue to build the world-class Jacobina Complex. To this end, the Company is now considering a Phase 4 expansion on the back of another year of significant mineral reserves and mineral resource growth. Phase 4 would involve an expansion of the existing processing plant to a throughput of up to 15,000 tpd, which would add an extra 100,000 ounces beyond what is currently included in the ten-year outlook. The Company believes that the current mine, with the addition of two independent mining sectors (such as Joao Belo Sul) can support the higher throughput rate and has initiated a study to explore the plant expansion, mine sequencing, haulage optimization, tailings, and permitting amongst other salient items.

For further information on the efforts and successes undertaken and achieved in 2021 which support the Company's ten-year outlook, please refer to the announcement issued February 17, 2022 titled: 'Yamana Gold reports strong fourth quarter and full year 2021 results with record cash flows driven by standout production.'

GUIDANCE ASSUMPTIONS

Key assumptions, in relation to guidance, are presented in the table below.

Guidance Assumptions and 2022 Sensitivity Impact

				Impact of Change to 2022 Guidance Assumptions
	2021 Actual(i)	2022 Guidance	Change to 2022 Guidance Assumptions	AISC(1)/GEO	Earnings before Taxes ($M)	Change in Cash ($M)
GEO Ratio	72.55	72.00
Gold	$1,800	$1,800	$50	$5	$43.0	$32.0
Silver	$25	$25	$1.00	($6)	$8.0	$6.0
USD-CAD(ii)	1.25	1.26	5%	($16)	$12.0	$19.0
USD-BRL(ii)	5.40	5.50	5%	($4)	$3.0	$4.0
USD-CLP(ii)	759.07	825.00	5%	($6)	$4.0	$6.0
USD-ARS(ii)	95.10	130.00	5%	($3)	$2.0	$2.0

(i)     Actual metal prices and exchange rates shown in the table above are the average metal prices and exchange rates for the year ended December 31, 2021.
(ii)    Change represents a US Dollar appreciation in relation to the foreign currency.

The Company notes that it guides on GEO production and costs based on a particular assumption of gold and silver prices. Although underlying gold and silver production does not change with the fluctuation in gold and silver prices, the change in the GEO ratio from such fluctuations may result in a different GEO production than that guided. For comparability, the Company kept the GEO ratio for the guidance period at 72.0, consistent with what was used in last year's guidance, in line with 2021 actuals, and because the Company expects that silver will perform at least as well as gold in 2022. At the spot GEO ratio of approximately 80.0, the calculation of expected 2022 production would be modestly lower, although the underlying production of gold and silver would not change. Further, at the spot GEO ratio, costs on a per GEO basis would be modestly higher. Please refer to the sensitivity impact table for further details.

The Company may enter into forward contracts or other risk management strategies, from time to time, to hedge against the risk of an increase in the value of foreign currencies in the jurisdictions in which the Company operates. Please refer to the Foreign Exchange Hedging Section of this release below.

FOREIGN EXCHANGE HEDGING

As at December 31, 2021, the Company had zero-cost collar contracts, which allow the Company to participate in exchange rate movements between two strikes, as follows:

	Average call price (i)	Average put strike price (i)	Total (millions) (ii)
Brazilian Real to USD
January - December 2022	R$5.25	R$5.71	R$192.0
Chilean Peso to USD
January - December 2022	CLP$750.00	CLP$850.75	CLP$62,400.0

(i)   R$ = Brazilian Reais, CLP$ = Chilean Pesos.
(ii)  Evenly split by month.

In addition, as at December 31, 2021, the Company had forward contracts as follows:

	Average forward price (i)	Total (millions) (ii)
Brazilian Real to USD
January - December 2022	R$5.4925	R$192.0
Chilean Peso to USD
January - December 2022	CLP$798.69	CLP$62,400.0

(i)   R$ = Brazilian Reais, CLP$ = Chilean Pesos.
(ii)  Evenly split by month.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
Call: 416-815-0220
Call: 1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 203 727 1000
Email: Yamana.gold@fticonsulting.com

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

Joh. Berenberg Gossler & Co. KG (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

END NOTES

(1)	This is a non-GAAP financial performance measure. Refer to the Non-GAAP Financial Performance Measures section included at the end of this news release.

(2)	GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 72.55 for the year ended December 31, 2021. GEO calculations for actuals are based on an average market gold to silver price ratio for the relevant period. Guidance GEO assumes gold ounces plus the equivalent of silver ounces using a ratio of 72.00.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, including, without limitation, its 2022, 2023 and 2024 production guidance, 2022 cost guidance and an update to its ten-year outlook; the Company's expectation that it will provide a detailed update on its longer-term ten-year outlook every other year and anticipates delivering this again in 2023; and opportunities for growth. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include unforeseen impacts on cash flow, monetization initiatives, and available residual cash, the outcome of planned technical studies, production and exploration, development, optimizations and expansion plans at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture or jointly owned operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash Costs per GEO sold;
  All-in Sustaining Costs per GEO sold;

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “Cash Costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of Cash Costs and All-in Sustaining Costs (AISC), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure. The terms Cash Costs per GEO sold and AISC per GEO sold do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash Costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash Costs of operations. Cash Costs are computed on a weighted average basis as follows:

  Cash Costs per GEO sold - The total costs used as the numerator of the unitary calculation represent Cost of Sales excluding DDA, net of treatment and refining charges. These costs are then divided by GEO sold. Non-attributable costs will be allocated based on the relative value of revenues for each metal, which will be determined annually at the beginning of each year.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC per sold seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent Cash Costs (defined above) and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

  AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost components to the GEO production and sales activities.

Reconciliation of Total Cost of Sales to Cash Costs and AISC

Cash Cost & AISC Reconciliation - Total	For the year ended December 31, 2021
(In millions of US Dollars except GEO and per GEO amounts)	Total	Total GEO	Non-sustaining
Cost of sales excluding DDA	$695.0	$695.0	$—
DDA	447.9	447.9	—
Total cost of sales	$1,142.9	$1,142.9	$—
DDA	(447.9)	(447.9)	—
Total cash costs	$695.0	$695.0	$—
AISC adjustments:
General and administrative expenses	74.8	74.8	—
Community costs in other operating expenses	6.5	6.5	—
Reclamation & remediation - accretion & amortization	34.6	27.2	7.4
Exploration capital expenditures	68.1	34.9	33.2
Exploration and evaluation expenses	31.6	2.7	28.9
Sustaining capital expenditures	173.7	173.7	—
Leases (IFRS 16 Adjustment)	24.3	24.3	—
Total AISC		$1,039.1
GEO sold(2)		1,009,262
Cost of sales excluding DDA per GEO sold		$689
DDA per GEO sold		$444
Total cost of sales per GEO sold		$1,132
Cash costs per GEO sold		$689
AISC per GEO sold		$1,030

Cash Cost & AISC Reconciliation - Operating Segments	For the year ended December 31, 2021
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corporate & Non-Sustaining
Cost of sales excluding DDA	$695.0	$231.3	$105.5	$130.5	$150.3	$77.4	$—
DDA	447.9	174.7	55.4	74.6	85.0	48.5	9.7
Total cost of sales	$1,142.9	$406.0	$160.9	$205.1	$235.3	$125.9	$9.7
DDA	(447.9)	(174.7)	(55.4)	(74.6)	(85.0)	(48.5)	(9.7)
Total cash costs	$695.0	$231.3	$105.5	$130.5	$150.3	$77.4	$—
AISC adjustments:
General and administrative expenses	74.8	4.0	0.7	0.4	0.5	0.7	68.5
Community costs in other operating expenses	6.5	1.2	0.9	4.0	—	—	0.4
Reclamation & remediation - accretion & amortization	34.6	15.7	1.5	3.2	2.0	4.4	7.8
Exploration capital expenditures	68.1	—	7.2	5.6	15.6	6.5	33.2
Exploration and evaluation expenses	31.6	0.2	0.2	—	—	—	31.2
Sustaining capital expenditures	173.7	69.2	14.0	39.8	34.6	15.2	0.9
Leases (IFRS 16 Adjustment)	24.3	0.7	7.6	5.4	5.1	3.3	2.2
Total AISC		$322.3	$137.6	$188.9	$208.1	$107.5
GEO sold(2)		357,667	186,534	153,882	223,375	87,804
Cost of sales excluding DDA per GEO sold		$647	$566	$848	$673	$881
DDA per GEO sold		$488	$297	$485	$381	$553
Total cost of sales per GEO sold		$1,135	$863	$1,332	$1,054	$1,434
Cash costs per GEO sold		$647	$566	$848	$673	$881
AISC per GEO sold		$901	$738	$1,228	$932	$1,224